SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1-15038

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities and Exchange Act of 1934

P.E.
6-3-02

for the Month of June 2002

ARYT INDUSTRIES, LTD.
(Translation of Registrant's name into English)

7 Haplada Street, Or Yehuda 60256, Israel
(Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No ___

Aryt Industries - Subsidiary Receives Order For A Training Simulator

TEL-AVIV, ISRAEL, June 7th, 2002 - Aryt Industries Ltd. (OTC BB: ARYTF) announced today that Aryt Systems Ltd., the company's subsidiary (85%), has obtained a trial order, from a foreign customer for a training simulator, to be delivered in the second quarter of 2002. The trial order, for immaterial amount, arises from a prior agreement and is intended to allow the customer to determine final features and accurate specifications of the simulator.

The training simulators are intended for military use, for indoor and field training of infantry and armoured corps.

In the event that the ordered simulator satisfies the customer requirements, the agreement may result in additional orders amounting to approximately US$10 million. Aryt is a holding company, which is engaged through its subsidiaries in medical, defense and technological industries. Aryt owns 85% of Aryt Systems, Ltd. outstanding shares.

Aryt Systems, Ltd. a public company, traded in the Tel-Aviv Stock exchange, is engaged through its subsidiaries Reshef and Amcoram, in the development, manufacture and sale of equipment for the military market.

Contact:
Ran Eckhaus, CFO
Tel: 972-3-538-8613
Fax: 972-3-5339223
E-mail: rane@arytltd.com

174\1\1\א

SIGNATURES

Pursuant to the requirements of The Securities Exchange Act of 1934 the Registrant duly caused this report to be signed on its behalf by the undersigned, Thereunto duly authorised.

ARYT INDUSTRIES, LTD.
Registrant

Date: May 02, 2002 **By: Ran Eckhaus**